UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12) *

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
55405Y100
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55405Y100	Page 2

1.	NAME OF REPORTING PERSON Susan M. Ocampo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,138
	6.	SHARED VOTING POWER 12,868,712
	7.	SOLE DISPOSITIVE POWER 2,138
	8.	SHARED DISPOSITIVE POWER 12,868,712
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,870,850
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 55405Y100	Page 3

AMENDMENT NO. 12 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013, Amendment No. 1 thereto filed on February 12, 2014, Amendment No. 2 thereto filed on February 18, 2014, Amendment No. 3 thereto filed on February 10, 2016, Amendment No. 4 thereto filed on January 12, 2017, Amendment No. 5 thereto filed on January 11, 2018, Amendment No. 6 thereto filed on January 16, 2019, Amendment No. 7 thereto filed on January 15, 2020, Amendment No. 8 thereto filed on January 6, 2021, Amendment No. 9 thereto filed on January 18, 2022, Amendment No. 10 thereto filed on January 12, 2023 and Amendment No. 11 thereto filed on January 23, 2024 (as so amended, the Schedule 13G). Terms defined in the Schedule 13G are used herein as so defined.

The following item of the Schedule 13G is hereby amended and restated as follows:

Item 4. Ownership

As of September 30, 2024, the Reporting Person beneficially owned the aggregate number of shares of Common Stock and percentage of the total Common Stock outstanding set forth below:

(a)	Amount beneficially owned:		12,870,850 shares (1)
(b)	Percent of class:		17.8% (2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	2,138 shares
	(ii)	Shared power to vote or to direct the vote:	12,868,712 shares
	(iii)	Sole power to dispose or to direct the disposition of:	2,138 shares
	(iv)	Shared power to dispose or to direct the disposition of:	12,868,712 shares

(1) Consists of (x) 2,138 shares directly held by Susan M. Ocampo and (y) (i) 6,796,685 shares held by Susan M. Ocampo as trustee of the Ocampo Family Trust and (ii) an aggregate of 6,072,027 shares held by Susan M. Ocampo as trustee of trusts for the benefit of her children (collectively, the “Trusts”). Susan M. Ocampo is the trustee of each of the Trusts and has voting and dispositive power over the shares held by the Trusts.

(2) Based on 72,219,270 shares of Common Stock outstanding as of September 30, 2024, as provided to the Reporting Person by the Issuer.

CUSIP No. 55405Y100	Page 4

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 28, 2024
(Date)

/s/ Susan M. Ocampo
Susan M. Ocampo